EXHIBIT 12.1

PLAINS EXPLORATION & PRODUCTION COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

(Dollar Amounts in Thousands)

	Year Ended December 31,
	Proforma 2004 (b)	2004	2003	2002	2001	2000
Net Income	$1,053	$8,840	$59,411	$26,237	$53,171	$28,749
Cumulative effect of accounting change	—	—	(12,324)	—	1,522	—
Provision for income taxes	(5,036)	(6,817)	33,452	16,732	34,388	16,765
Fixed charges (see below)	55,239	45,398	27,618	21,994	20,707	19,806
Interest capitalized	(11,164)	(6,985)	(3,232)	(2,387)	(3,145)	(3,818)

Total adjusted earnings available for payment of fixed charges	$40,092	$40,436	$104,925	$62,576	$106,643	$61,502

Fixed Charges
Interest expense	$42,356	$37,294	$23,778	$19,377	$17,411	$15,885
Interest capitalized	11,164	6,985	3,232	2,387	3,145	3,818
Rental expense representative of interest factor	1,719	1,119	608	230	151	103

Total fixed charges	$55,239	$45,398	$27,618	$21,994	$20,707	$19,806

Ratio of earnings to fixed charges	0.7 (c)	0.9 (d)	3.8	2.8	5.2	3.1

(a)	For each of the periods presented, there were no outstanding shares of preferred stock.
(b)	Adjusted to give effect to (1) the acquisition of Nuevo Energy Company effective May 14, 2004; (2) the sale of $250.0 million of 7.125% senior notes and the application of the net proceeds thereof and borrowings under our credit facility for the termination of Nuevo’s credit facility and certain other recapitalization transactions; and (3) the sale of Nuevo’s operations in The Republic of Congo, which was completed on July 30, 2004.
(c)	Total fixed charges exceed total adjusted earnings available for payment of fixed charges by $15.1 million. Total adjusted earnings available for payment of fixed charges includes a $168.2 million loss on derivatives that do not qualify for hedge accounting.
(d)	Total fixed charges exceed total adjusted earnings available for payment of fixed charges by $5.0 million. Total adjusted earnings available for payment of fixed charges includes a $150.3 million loss on derivatives that do not qualify for hedge accounting.